Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURUSANT TO SECTION 12 OF THE SECURITIES

EXCHANGE ACT OF 1934, AS AMENDED

As of December 31, 2019, Planet Green Holdings Corp. (“we,” “our,” “us” or the “Company”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): its common stock with a par value of $0.001 per share (“Common Stock”).

Pursuant to our articles of incorporation, our authorized capital stock consists of (i) 200,000,000 shares of Common Stock and (ii) 5,000,000 shares of preferred stock, with a par value of $0.001 per share. The following description summarizes the material terms of our capital stock. For a complete description of the matters set forth herein, you should refer to our articles of incorporation, our bylaws, and the applicable provisions of Nevada law.

Defined terms used herein and not defined herein shall have the meaning ascribed to such terms in the Company’s Annual Report on Form 10-K.

Common Stock

The holders of the Common Stock shall be entitled to one vote for each share so held with respect to each matter voted on by the stockholders of the Company. There is no cumulative voting.

Liquidation, Dividend and Preemptive Rights

Subject to the rights of any outstanding preferred stock, upon any liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, the holders of stock shall be entitled to receive all remaining assets of the Company and such assets shall be distributed ratably among the holders of stock on the basis of the number of shares of stock held by each of them.

Dividend may be paid on the stock as and when declared by the Board of Directors of the Company. No holders of any shares of stock shall, as such holder, have any rights, preemptive or otherwise, to purchase, subscribe for or otherwise acquire any shares of stock, whether now or hereafter authorized, which at any time are offered for sale or sold by the Company.